Fidelity National Financial, Inc.	Todd C. Johnson
601 Riverside Avenue, Jacksonville, FL 32204	Senior Vice President
tel 904.854.8547 fax 904.357.1005	Corporate Secretary
June 6, 2007
VIA EDGAR CORRESPONDENCE FILING
Mail Stop 6010
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Attention:	Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	Fidelity National Financial, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 1, 2006
File No. 001-32630
Dear Mr. Rosenberg:
     This letter responds to the Staff’s letter to Fidelity National Financial, Inc.(the “Company”), dated May 23, 2007, setting forth your comments to the Company’s Form 10-K referenced above. Each response follows the Staff’s comments in bold below.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31.
Critical Accounting Estimates, page 35
Reserve for Claim Losses, page 35
1.	You list several factors at the bottom of page 36 and the top of page 37 that caused you to differ in your reserve estimate from what the actuary determined. These “four critical assumptions” appear to be what could potentially impact your reserve in a more detailed manner than the more general sensitivity analysis that you provided. In a disclosure type format, please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition, quantify each of your key assumptions and, if applicable, explain the changes in these assumptions during the operating periods presented.

Over the past two years, the Company has significantly increased the amount of information provided about its loss reserves compared to that provided by its predecessor, former Fidelity National Financial, Inc. (“Former FNF”). These changes have been made both on its own and in working responsively with the Staff’s extensive comments on loss reserve disclosure in connection with the Form S-1 registration statement filed by us under our prior name, Fidelity National Title Group, Inc., in 2005. As a result, the Company today believes that it is the title insurance industry leader in the amount of disclosure it provides with respect to its loss reserves.
With respect to the item noted in this comment, we quantify the overall difference between our reserve estimate and that determined by our outside actuary and describe the four main factors as mentioned above. None of the four factors described make up a majority of the difference between our reserve and the actuary’s estimate. As a result, the Company believes that quantifying these factors would add unnecessary additional detail to a discussion that is already quite extensive. In addition, because reserving is not an exact science, the Company is concerned that adding this extra detail could imply a greater level of precision than appropriate. If one of the factors did happen to become more significant in a future period, the Company would consider disclosing that fact and quantifying it for the readers of our filings. The Company would make such disclosure in future filings.
2.	Please revise your discussion to include by name the independent actuary referred to in this disclosure.
The Company’s independent actuary is an internationally recognized, leading provider of actuarial services. The Company has not identified its independent actuary by name as it is prohibited from doing so under its current engagement letter with the actuary.
Consolidated Financial Statements, page 57
Notes to Consolidated Financial Statements, page 66
A. Summary of Significant Accounting Policies, page 66
Revenue Recognition, page 72
Specialty Insurance, page 72
3.	Please clarify for us what you mean when you say the flood insurance is recognized “when the policy is reported” and how this policy complies with GAAP.
The Company issues new and renewal flood insurance policies in conjunction with the National Flood Insurance Program (“NFIP”). The NFIP bears all insurance risk related to these policies. Under this relationship, the Company is acting as an agent and not an insurer and we retain a commission on the premiums written. Upon the placement of a flood insurance policy, the Company’s obligation under its agency agreement is complete; accordingly, commission revenue is recognized at such time in accordance with SAB 104. The Company also earns fees for processing claims made on policies issued under the NFIP which are recognized when we have completed the processing of the claim. The Company recorded $124.4 million, $104.9 million, and $57.8 million of revenue relating to this program in 2006, 2005 and 2004, respectively, which represented 1.3%, 1.1% and 0.7% of total consolidated revenues in each of those respective periods. The Company will clarify this revenue recognition policy in its future filings.
Derivative Financial Instruments, page 77
4.	Please explain to us the changes that you made to the warrants previously accounted for as derivatives that allowed them to be governed by SFAS 115. Include any specific references to the authoritative literature that supports this treatment.
The following response was issued in a previous response to a staff comment on a merger proxy statement relating to the merger of FIS, our former subsidiary, with Certegy Inc. This response was filed on November 23, 2005 relating to Certegy Inc. Preliminary Schedule 14A filed October 12, 2005, File No. 001-16427. The accounting for the warrants described in FIS’s response is the same as it was in the consolidated financial statements of FNF.
The original Covansys warrant agreements were executed on September 15, 2004 and included a net share settlement feature which allowed FIS to receive shares of Covansys common stock equal to the intrinsic value of the warrants upon exercise. Also, the shares of common stock of Covansys to be issued in the event the warrants were exercised had no restrictions against resale or transfer. Based on the guidance in SFAS 133 Implementation Issue (DIG) No. A17, FIS determined that these features caused the warrants to meet the characteristics of derivative instruments as defined by SFAS 133 (specifically, the requirement that the contract contain a net share settlement feature, or that the assets to be physically delivered under the contract be readily convertible to cash). Therefore, the initial accounting for the warrants followed the guidance of SFAS 133 with the warrants recorded at their initial fair value and subsequent changes in fair value recorded through the statements of earnings.
On March 24, 2005, the warrant agreements were modified to eliminate the net settlement feature and to restrict the shares of common stock to be issued upon exercise of the warrants from resale or transfer for 32 days following the exercise date. We determined that, based on the guidance in SFAS 133 Implementation Issue (DIG) No. A14 and as a result of the modifications to the warrant agreements, the warrants no longer met the required characteristics of derivative instruments under SFAS 133. As a result, FIS believes that the appropriate accounting for the warrants is now governed by EITF Issue No. 96-11, “Accounting for Forward Contracts and Purchased Options to Acquire Securities Covered by FASB Statement No. 115.” In accordance with the guidance in EITF Issue No. 96-11, we have designated the warrants as available-for-sale securities and all changes in fair value of the warrants subsequent to March 24, 2005 have been recorded through other comprehensive earnings in the combined and consolidated statement of equity and comprehensive earnings.
M. Employee Benefit Plans, page 99
Stock Option Plans, page 99
5.	Please explain to us what is meant by an “intrinsic value swap” as it relates to the new options and restricted shares issued as part of the SEDA. Include a discussion of how the fair value before the modification compared to the fair value after the modification. Refer to paragraph 53 of SFAS 123R.
Pursuant to the SEDA, the Company was required to convert the stock options and restricted shares of Former FNF held by its employees in a manner that would result in no change in intrinsic value held by each employee immediately before and immediately following the closing of the transactions under the SEDA. As stated in Note A to our Consolidated Financial Statements, the financial statements of the Company subsequent to the closing under the SEDA are the financial statements of consolidated Former FNF and the treatment of these equity awards under the SEDA is similar to the treatment of equity awards under an equity restructuring.
Former FNF’s equity awards have an anti-dilution provision that permits a modification to be made to both the strike price and the number of awards in the event of an equity restructuring. We made such modifications to these awards in order to keep the intrinsic value the same before and after the transaction. This ensured that the fair value of the awards was the same before and after the closing of the SEDA since the assumptions used in valuing these awards before and after the closing of the SEDA were the same. As a result, pursuant to paragraphs 53 and 54 of SFAS 123R, no incremental charge is necessary. The Company will clarify the term “Intrinsic Value Swap” and state that the fair value of the awards was the same before and after the modification in future filings.
     * * *
In connection with this response, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me at 904-854-8547 with further questions or comments.

Very truly yours,
/s/ Todd C. Johnson
Todd C. Johnson
Senior Vice President, Assistant General Counsel and Corporate Secretary

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